# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9140

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 400,841,947; shared voting power 0; sole dispositive power 400,841,947; shared dispositive power 0; aggregate amount beneficially owned 400,841,947 (93.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No. 10 (this "Amendment No. 10") amends and supplements the Schedule 13D originally filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 30, 2025 ("Amendment No. 1"); Amendment No. 2 to the Schedule 13D filed on November 13, 2025 ("Amendment No. 2"); Amendment No. 3 to the Schedule 13D filed on November 18, 2025 ("Amendment No. 3"); Amendment No. 4 to the Schedule 13D filed on December 5, 2025; Amendment No. 5 to the Schedule 13D filed on December 29, 2025 ("Amendment No. 5"); Amendment No. 6 to the Schedule 13D filed on January 7, 2026 ("Amendment No. 6"); Amendment No. 7 to the Schedule 13D filed on March 18, 2026 ("Amendment No. 7"); Amendment No. 8 to the Schedule 13D filed on June 10, 2026; and Amendment No. 9 to the Schedule 13D filed on September 10, 2026 ("Amendment No. 9" and, together with the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8, the "Schedule 13D, as amended"), relating to the ordinary shares, nominal value TRY 0.20 per share (the "Ordinary Shares"), of D-MARKET Electronic Services & Trading (the "Issuer"), including such Ordinary Shares as are represented by American depositary shares (the "ADSs"), with each ADS representing one Ordinary Share, which are listed on the Nasdaq Global Select Market under the symbol "HEPS." Except as specifically provided herein, this Amendment No. 10 does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

On September 14, 2026, the Reporting Person acquired from VR Global Partners, L.P. 19,547,401 ADSs representing 19,547,401 Ordinary Shares of the Issuer at a purchase price of USD 2.95 per ADS, for an aggregate purchase price of USD 57,664,832.95, pursuant to the VR Purchase Agreement entered into on September 10, 2026. The source of funding for the acquisition was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 10 is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5 of the Schedule 13D, as amended, is hereby amended and restated as follows:

As of the date of this Amendment No. 10, the Reporting Person beneficially owns 400,841,947 Ordinary Shares of the Issuer, representing 93.51% of the total outstanding Ordinary Shares.(1)

(1) The percentage ownership is based on 428,653,700 Ordinary Shares outstanding as of September 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 10, the Reporting Person beneficially owns 400,841,947 Ordinary Shares of the Issuer, representing 93.51%(1) of the total outstanding Ordinary Shares, as set forth below:
Sole power to vote or direct the vote of: 400,841,947
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 400,841,947
Shared power to dispose of or to direct the disposition of: 0
(1) The percentage ownership is based on 428,653,700 Ordinary Shares outstanding as of September 8, 2026.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Amendment No. 10 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Person, other than as described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (09/15/2026)